UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No.1

                    Under the Securities Exchange Act of 1934

                          GULFMARK INTERNATIONAL, INC.
                                (Name of Issuer)

                          Common Stock, par value $1.00
                         (Title of Class of Securities)

                                  402628101000
                                 (CUSIP Number)

                                 Karen C. Manson
                                    Secretary


                            Lehman Brothers Holdings Inc.
                         3 World Financial Center, 24th Floor
                                  New York, NY  10285
                                 (212) 526-1936
            (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                                   May 1, 1997

             (Date of Event which required Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7). NOT APPLICABLE

CUSIP No.
742925100000

1)  Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Lehman Brothers Holdings Inc.
     13-3216325


2)  Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [  ]
     (b)  [  ]


3)  SEC Use Only


4)  Source of Funds (see instructions)
     OO

5) Check Box if Disclosure of Legal Proceedings is Requires
     Pursuant to Items 2(d) or 2(E)
     [ ]

6)  Citizenship or Place of Organization
      Delaware

     Number of Shares Beneficially Owned by Each Reporting Person With:

7)  Sole Voting Power
     -0-

8)  Shared Voting Power
      -0-

9)  Sole Dispositive Power
     -0-

10) Shared Dispositive Power
      -0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person
      -0-

12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      [ ]

13) Percent of Class Represented by Amount in Row 9
      0.00%

14) Type of Reporting Person
      HC/CO




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 1, 1997


LEHMAN BROTHERS HOLDINGS INC.
By:  /s/ Karen C. Manson
         -------------------
Name:     Karen C. Manson
Title:    Vice President and
          Secretary

Schedule 13D

Item 1.  Security and Issuer

         This statement relates to the Common Stock, par value $1.00 (the "Common Stock"), of GulfMark International, Inc., a Delaware corporation ("GulfMark"). The address of the principal executive offices of GulfMark is 5 Post Oak Park, Suite 1170, Houston, Texas 77027.

Item 2.  Identity and Background

         This statement is filed on behalf of Lehman Brothers Holdings Inc., a Delaware corporation ("Holdings"), 3 World Financial Center, 200 Vesey Street, New York, NY 10285

         Holdings through its domestic and foreign subsidiaries is a full-line securities firm.

         The names, residence or business addresses, citizenships and present principal occupations or employment of the senior executive officers and directors of the Reporting Person are set forth in Appendix A hereto.

         The Reporting Person, nor to the best knowledge of the Reporting Person or any of the persons listed in Appendix A hereto has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source of Funds or Other Consideration

         See Item 4.

Item 4.  Purpose of Transaction

         Pursuant to an Agreement and Plan of Merger dated December 5, 1996 among Energy Ventures, Inc., a Delaware corporation ("EVI"), GulfMark Acquisition Co., a Delaware corporation ("Sub"), GulfMark and GulfMark Offshore, Inc. a Delaware corporation ("GulfMark Offshore"), upon the merger of Sub, a wholly owned subsidiary of EVI, with and into GulfMark, each outstanding share of GulfMark Common Stock was exchanged for .6693 shares of EVI Common Stock.

         Prior to the Merger, Holdings owned 1,015,113 shares of Common Stock of GulfMark. As a result of the Merger on May 1, 1997, all of Holdings GulfMark Common Stock was converted into the Common Stock of EVI.

         Prior to the Merger, as a means of permitting EVI to acquire GulfMark, without the marine transportation services business and all liabilities associated with such assets, EVI, GulfMark and GulfMark Offshore, a wholly-owned subsidiary of GulfMark, entered into an Agreement and Plan of Distribution dated as of December 5, 1996. Pursuant to the Agreement and Plan of Distribution, the assets and certain other GulfMark subsidiaries stock were contributed by GulfMark to GulfMark Offshore, in consideration for the issuance by GulfMark Offshore to GulfMark of additional shares of Common Stock. After the transfer of assets and certain other GulfMark
         subsidiaries  stock,   GulfMark  distributed  to  its stockholders
         all of the outstanding stock of GulfMark Offshore on the basis of 2 shares of GulfMark Offshore for each share of GulfMark Common Stock. As a result, Holdings acquired shares of the GulfMark Offshore.

Item 5.  Interest in Securities of the Issuer

           (a)      See Item 4.

           (b)      See Item 4.

           (c) Prior to the Merger, Lehman Brothers Inc. ("LBI") and other affiliates in the ordinary course of business as broker-dealers, may have purchased and sold shares of Common Stock on behalf of customers.

           (d) Neither the Reporting Person nor, to its knowledge, or any of the persons listed in Appendix A hereto knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person, other than customers of Lehman Brothers over whose shares Lehman Brothers may have investment discretion.

           (e) This statement is being filed to report that as of May 1, 1997, the Reporting Person has ceased to be the beneficial owner of more than 5% of the class of securities covered by this report.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                    Two Managing Directors of LBI were members of the Board of Directors of GulfMark: David J. Butters and Robert B. Millard. David J. Butters also served as Chairman of the Board of Directors of GulfMark.

Item 7.     Material to be Filed as Exhibits.

            Agreement and Plan of Merger, dated as of December 5, 1996, among EVI, GulfMark, Sub and GulfMark Offshore (incorporated by reference to Exhibit 2.2 to Form 8K, File No. 0-7265, filed December 26, 1996)

            Agreement and Plan of Distribution, dated as of December 5, 1996, among EVI, GulfMark and GulfMark Offshore (incorporated by reference to Exhibit 2.3 to Form 8K, File No. 0-7265, filed December 26, 1996)

                                                              APPENDIX A

                          LEHMAN BROTHERS HOLDINGS INC.

                               BOARD OF DIRECTORS



NAME / TITLE                                        BUSINESS ADDRESS

Michael L. Ainslie                           Lehman Brothers Holdings Inc.
Private Investor and former                     3 World Financial Center
President and Chief Executive                   New York, New York 10285
Officer of Sotheby's Holdings

John F. Akers                                Lehman Brothers Holdings Inc.
Retired Chairman of                             3 World Financial Center
International Business Machines                 New York, New York 10285
Corporation

Roger S. Berlind                             Lehman Brothers Holdings Inc.
Theatrical Producer                             3 World Financial Center
                                              New York, New York 10285

Thomas H. Cruikshank                         Lehman Brothers Holdings Inc.
Retired Chairman and Chief                      3 World Financial Center
Executive Officer of Halliburton                 New York, New York 10285
Company

Richard S. Fuld, Jr.                           Lehman Brothers Holdings Inc.
Chairman and Chief Executive                     3 World Financial Center
Officer of                                          New York, NY 10285
Lehman Brothers Holdings Inc.

Katsumi Funaki*                                Lehman Brothers Holdings Inc.
Senior General Manager of                        3 World Financial Center
International Business of the                       New York, NY 10285
Finance and Investment Planning
Office of Nippon Life

Henry Kaufman                                  Lehman Brothers Holdings Inc.
President of Henry Kaufman &                     3 World Financial Center
Company, Inc.                                       New York, NY 10285

John D. Macomber                               Lehman Brothers Holdings Inc.
Principal of JDM Investment Group                3 World Financial Center
                                                    New York, NY 10285

Dina Merrill                                   Lehman Brothers Holdings Inc.
Actress and Director and Vice                    3 World Financial Center
Chairman of RKO Pictures, Inc.                     New York, NY 10285

Masataka Shimasaki*                          Lehman Brothers Holdings Inc.
Director and General Manager for                3 World Financial Center
the Americas of Nippon Life                        New York, NY 10285





                          LEHMAN BROTHERS HOLDINGS INC.

                               EXECUTIVE OFFICERS


NAME / TITLE                                          BUSINESS ADDRESS

Richard S. Fuld, Jr.                             Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer               3 World Financial Center
of Lehman Brothers Holdings Inc.                      New York, NY 10285


Jeremiah M. Callaghan                          Lehman Brothers Holdings Inc.
Chief of Operations and Technology                3 World Financial Center
                                                     New York, NY 10285

John L. Cecil
Chief Administrative Officer                   Lehman Brothers Holdings Inc.
                                                  3 World Financial Center
                                                     New York, NY 10285

Thomas A. Russo                                Lehman Brothers Holdings Inc.
Chief Legal Officer                               3 World Financial Center
                                                     New York, NY 10285

Charles B. Hintz                               Lehman Brothers Holdings Inc.
Chief Financial Officer                           3 World Financial Center
                                                     New York, NY 10285

-----
All above individuals are citizens of the United States except those individuals with an * who are citizens of Japan.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*
                         Gulf Applied Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                          Common Stock, par value $1.00
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    402160105
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                 Karen Muller, Esq., Shearson Lehman Hutton Inc.
          2 World Trade Center, 105th fl., NY, NY 10048 (212) 528-0953
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notes and
                                Communications)
                                September 7, 1989
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box . Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.         402160105               Page     1     of     16     Pages


   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Shearson Lehman Hutton Group Inc.
              13-3297843

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)
                                                                     (b)


   3      SEC USE ONLY

   4      SOURCE OF FUNDS*

              WC

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2  (d) OR 2(E)       X

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      7     SOLE VOTING POWER

    NUMBER OF                   1,015,113


     SHARES           8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                    -0-

 EACH REPORTING       9     SOLE DISPOSITIVE POWER
     PERSON
                                1,015,113

      WITH           10     SHARED DISPOSITIVE POWER

                                -0-

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,015,113

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              30.5%

   14     TYPE OF REPORTING PERSON

              CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Security and Issuer

This statement relates to the 1,015,113 shares of common stock, par value $1.00 per share (the "Shares") of Gulf Applied Technologies, Inc. (the "Company") acquired by Shearson Lehman Hutton Group Inc. ("Shearson") on September 7, 1989. The address of the principal executive offices of the Company is 515 Post Oak Boulevard, Houston, Texas 77027-9408.

Item 2.           Identity and Background

This statement is filed by Shearson, a Delaware corporation which is a wholly-owned subsidiary of Shearson Lehman Hutton Holdings Inc. ("SLHHI"), which is a Delaware corporation and a majority-owned subsidiary of American Express Company ("American Express"), a New York corporation. SLHHI, through its subsidiaries, is one of the leading full-line investment firms serving the United States and foreign securities and commodities markets. SLHHI is principally engaged in acting as a holding company for its subsidiaries. American Express and its subsidiaries other than Shearson and SLHHI and its subsidiaries are principally engaged in businesses which provide a variety of travel-related, investment, international banking and diversified financial services. The address of the principal offices of Shearson, SLHHI and American Express is American Express Tower, World Financial Center, 200 Vesey Street, New York, NY 10285.

The name, residence or business address, citizenship, present principal occupation or employment, and the name and address of any corporation or other organization in which each such employment is conducted, of (i) each of the executive offers and directors of Shearson, (ii) each person controlling
Shearson and (iii) the executive officers and directors of each corporation ultimately in control of Shearson are set forth in Appendix A attached hereto and incorporated by reference.

During the last five years, neither Shearson nor, to the best knowledge of Shearson, any executive officer, director or controlling person of Shearson, has
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Appendix B attached hereto and incorporated herein by reference, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

The Shares acquired by Shearson were acquired with Shearson's working capital.

Item 4.           Purpose of Transaction.

Shearson acquired the 1,015,113 Shares owned by it with the intention of obtaining control of the Company. In connection with such acquisition of such Shares, three members of the Company's existing six-member board of directors resigned and the vacancies have been filled with persons favorable to Shearson. Shearson is currently evaluating its position regarding the Company. Shearson is considering a number of courses of action with respect to the Company, which include seeking to cause the Company to merge with or into another entity (including but not limited to Energy Ventures, Inc.), to acquire businesses or working interests in oil and gas properties, to liquidate, to sell or transfer all or a material amount of its assets or to cause the Company to distribute as a dividend the stock of Energy Ventures, Inc. which it currently holds. Shearson may also acquire additional Shares, or it may seek to acquire additional positions on the Company' Board of Directors. In any such case, the decision by Shearson would depend on a continuing evaluation of the Company's business, prospects, financial condition, the market for the Shares, other opportunities available to Shearson general economic conditions, money and stock market conditions and other factors and future developments which Shearson may deem relevant from time to time. Depending on the same factors, Shearson may decide to sell all or part of the Shares it holds. Any such acquisition or disposition of Shares may be effected through open market or privately negotiated transactions, or otherwise.

Except as set forth in this Item 4, Shearson does not have any other specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

(a) Pursuant to the transaction described in Item 3, Shearson acquired for its own account the 1,015,113 Shares, which based on the representations of the Company in its Quarterly Report on Form 10-Q for the six months ended June 30, 1989, represents 30.5% of the total issued and outstanding Shares.

(b) Shearson has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the 1,015,113 Shares it owns.

(c)  None.

(d)  None.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the acquisition of the 1,015,113 Shares by Shearson, three members of the Company's existing six-member Board of Directors resigned and were replaced by David J. Butters, Robert Druskin and Robert Millard. David J. Butters is a managing director of Shearson Lehman Hutton Inc. ("SLH"), an affiliate of Shearson. Robert Druskin is Senior Executive Vice President and Chief Financial Officer of SLH and Robert Millard is Executive Vice President of SLH.

Item 7.           Material to be Filed as Exhibits.

None.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



September 15, 1989                      SHEARSON LEHMAN HUTTON GROUP INC.

                                        By:  /s/ David S. Hershberg
                                        Name:  David S. Hershberg
                                        Title:  Vice President

                                   APPENDIX A
1. Directors and Executive Officers of Shearson. The name, business address, present principal occupation and five year employment history of each of the directors and executive officers of Shearson are set forth below. If no business address is given, the director's or executive officer's address is American Express Tower, World Financial Center, New York, New York 10285. All directors and executive officers listed below are citizens of the United States.

                                              Present                              Five Year
  Name and Address                     Principal Occupation                   Employment History
  Robert Druskin                       Chief Financial Officer and Vice      Chief Financial Officer and Vice
  Director of Shearson                 President of SLHHI and Chief          President of SLHHI from 1986 to
                                       Financial Officer and Senior          present; Senior Executive Vice
                                       Executive Vice President of SLH       President of SLH from 1986 and
                                                                             Chief Financial Officer of
                                                                             SLH from 1984  to present;
                                                                             Executive Vice President
                                                                             of SLH from 1982 to 1986;
                                                                             Treasurer of SLH from 1980
                                                                             to 1984.

  David S. Hershberg                   Executive Vice President of SLHHI     Executive Vice President of SLHHI
  Director and Vice President of       and Vice Chairman of the Board of     from 1984 to present; Vice Chairman
  Shearson                             SLH                                   of SLH from February 1987 to present;
                                                                             Senior Executive Vice President of
                                                                             SLH and General Counsel of SLHHI from
                                                                             1984 to February 1987; Deputy General
                                                                             Counsel of American Express from 1982
                                                                             to  1984.

  Jeffrey B. Lane                      President of SLHHI; President and     President of SLHHI and SLH from
  Director and President               Chief Operating Officer of SLH        February 1987 to present; Chief
  of Shearson                                                                Operating Officer since 1984; Vice
                                                                             Chairman SLH from 1983 to 1987;
                                                                             Chief Financial Officer of SLH
                                                                             from 1981 to 1984.

  George C. Sheinberg                  Executive Vice President of SLHHI     Executive Vice President of SLHHI
  Executive Vice President             and Vice Chairman of the Board of     from August 1986 to present; Vice
  of Shearson                          SLH                                   Chairman of SLH from August 1984 to
                                                                             present; Treasurer of American
                                                                             Express Company from September 1981
                                                                             to August  1984.





2. Directors and Executive Officers of American Express Company. The name, business address and present principal occupation or employment of each of the directors and executive officers of American Express Company are set forth below. If no business address is given, the director's or executive officer's address is American Express Tower, World Financial Center, New York, New York 10285. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to American Express Company. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.




                                                     Present                              Five Year
          Name and Address                     Principal Occupation                   Employment History
* Anne L. Armstrong                    Chairman, President's Foreign         Chairman, President's Foreign
  Kleberg Bank Building                Intelligence Advisory Board           Intelligence Advisory Board from
  Sixth and Kleberg Sts.                                                     1981 to present.
  Kingsville, TX  78363
  Gary A. Beller                       Executive Vice President and          Executive Vice President of
                                       General Counsel of American Express   American Express Company from 1983
                                       Company                               to present.
  William G. Bowen                     President, The Andrew W. Mellon       President of The Andrew W. Mellon
  140 East 62nd Street                 Foundation                            Foundation from 1987 to present;
  New York, NY  10021                                                        President, Princeton University
                                                                             from 1972 to 1987.
  Howard L. Clark, Jr.                 Executive Vice President and Chief    Executive Vice President of
                                       Financial Officer of American         American Express Company from 1981
                                       Express Company                       to present; Chief Financial Officer
                                                                             of American Express Company from
                                                                             1985 to present.
* Peter A. Cohen                       Chairman of the Board of Directors    Chairman of the Board of SLHHI from
                                       and Chief Executive Officer of        1985 to present; Chief Executive
                                       SLHHI and SLH                         Officer of SLHHI and Chairman of
                                                                             the Board of SLH from 1984 to present;
                                                                             Chief Executive Officer of SLH from
                                                                             1983 to present; President of SLH
                                                                             from 1983 to 1987; Vice Chairman of
                                                                             SLH from 1980 to 1983.



  Edwin M. Cooperman                   President and Chief Executive         President and Chief Executive
                                       Officer, TRS North America, TRS       Officer, TRS North America, TRS
                                                                             from 1989  to present; President,
                                                                             TRS Consumer Card Group-U.S.A.,
                                                                             TRS from 1986 to 1989; Executive
                                                                              Vice President, Travel Management
                                                                             Services, TRS from 1984  to 1986.







* David M. Culver(1)                   Chairman and Chief Executive          Chairman and Chief Executive
  1118 Sherebrooke                     Officer of Alcan Aluminum Limited     Officer of Alcan Aluminum Limited
  Street West                                                                from 1987 to  present;  President  and
  Montreal,  Quebec                                                          Chief Executive Officer of Alcan  Aluminum
  H3A 3G2, Canada                                                            Limited from 1979 to 1987.


*        Director of American Express Company.
(1)      David M. Culver is a citizen of Canada.



   Name and Address                             Present                                    Five Year
                                         Principal Occupation                        Employment History
* Charles W. Duncan, Jr.               Chairman of the Board, Duncan, Cook   Chairman of the Board, Duncan, Cook
  50th Floor                           & Co.                                 & Co. from 1985 to present; Private
  Republic Bank Ctr.                                                         Investor from 1982 to present.
  700 Louisiana
  Houston, TX  77002

  Henry C. Duques                      President and Chief Executive         President and Chief Executive
                                       Officer of American Express           Officer, American Express
                                       Information Services Company          Information Services Company from
                                                                             1989 to present; President and
                                                                             Chief Executive Officer, Data Based
                                                                             Services Group, American Express
                                                                             Travel Related Services Company,
                                                                             Inc. from 1987 to 1989; Group
                                                                             President-Financial Services,
                                                                             Automatic Data Processing Inc. from
                                                                             1984 to 1987.

  Harry L. Freeman                     Executive Vice President of           Executive Vice President of
                                       American Express Company              American Express Company from 1984
                                                                             to present; Senior Vice President
                                                                             of American Express Company from
                                                                             1977 to 1984.

* Richard M. Furlaud                   Chairman and Chief Executive          Chairman and Chief Executive
  Route 206 &                          Officer of Squibb Corporation         Officer of Squibb Corporation from
    Provinceline Road                                                        1974 to present.
  (P.O. Box 4000)
  Princeton, NJ  08540












------------------
*        Director of American Express Company.


                                        Present                                  Five Year
 Name and Address                   Principal Occupation                      Employment History
* F. Ross Johnson(2)                   Chairman and Chief Executive          Chairman and Chief Executive
  200 Galeria Parkway, N.W.            Officer of RJM Group                  Officer of RJM Group; President and
  Suite 970                                                                  Chief Executive Officer of RJR
  Atlanta, GA  30339                                                         Nabisco, Inc. from 1987 to 1989;
                                                                             President and Chief Operating
                                                                             Officer of RJR Nabisco, Inc. from
                                                                             1985 to January 1987; Vice Chairman
                                                                             of the Board and Chief Executive
                                                                             Officer of Nabisco Brands, Inc.
                                                                             from 1984 to 1985; President and
                                                                             Chief Operating Officer of Nabisco
                                                                             Brands, Inc. and predecessor firms
                                                                             from 1981 to 1984.

* Vernon E. Jordan, Jr.                Partner, Akin, Gump, Strauss, Hauer   Partner, Akin, Gump, Strauss, Hauer
  133 New Hampshire                    & Feld                                & Feld from 1982 to present.
    Avenue, N.W.
  Suite 400
  Washington, DC  20036
--------------------------------------
* Fred M. Kirby, II                    Chairman and Chief Executive          Chairman and Chief Executive
  17 DeHart Street                     Officer, Alleghany Corporation        Officer, Alleghany Corporation from
  Morristown, NJ  07960                                                      1967 to present.
--------------------------------------
* Henry A. Kissinger                   Chairman, Kissinger Associates, Inc.  Chairman, Kissinger Associates,
  350 Park Avenue                                                            Inc. from 1982 to present; Lecturer
  New York, NY  10022                                                        and Author from 1977 to present.
--------------------------------------
  Harvey Golub                          President and Chief  Executive      President and Chief Executive
  IDS Financial  Corporation            Officer  of IDS  Financial          Officer, IDS Financial Corporation
  IDS Tower                             Corporation                         from 1984 to present.
   Minneapolis, MN  55402






------------------
*     Director of American Express Company.
(2)      F. Ross Johnson is a citizen of Canada.



   Name and Address                             Present                                    Five Year
                                           Principal Occupation                      Employment History

* Drew Lewis                           Chairman and Chief Executive          Chairman and Chief Executive
  Martin Tower                         Officer, Union Pacific Corporation    Officer, Union Pacific Corporation
  Eighth & Eaton Avenues                                                     from 1987 to present; President and
  Bethlehem, PA  18018                                                       Chief Operating Officer, Union Pacific
                                                                             Corporation from 1986 to October 1986;
                                                                             Chairman and Chief Executive Officer,
                                                                             Union Pacific Railroad  from April 1986
                                                                             to October 1986 1987; Chairman and Chief
                                                                             Executive Officer, Warner-Amex Cable
                                                                             Communications, Inc. from 1983 to 1986;
                                                                             U.S. Secretary  of Transportation from
                                                                             1981 to 1983.





  Jonathan S. Linen                    President and Chief Executive         President and Chief Executive
                                       Officer of Direct Marketing and       Officer, Direct Marketing and
                                       Travelers Cheques, TRS                Travelers Cheques, TRS from 1989 to
                                                                             present; President,  Direct Marketing
                                                                             Group, U.S.A., TRS  from 1986 to 1989;
                                                                             President, Travel Services, U.S.A.,
                                                                             TRS from 1980  to 1986.




  Aldo Papone                          Chairman of the Office of TRS         Chairman of the Office of TRS
                                       Presidents of American Express        President from May 1989 to present;
                                       Travel Related Services Company,      President and Chief Executive
                                       Inc. ("TRS")                          Officer; TRS from March 1989 to May
                                                                             1989; President  and Chief Operating
                                                                             Officer, TRS from 1985 to  1989;   Vice
                                                                             Vice Chairman, TRS from  1983 to 1985.









*        Director of American Express Company.


Name and Address                                 Present                                 Five Year
                                         Principal Occupation                      Employment History
* Roger S. Penske                      President, Penske Corporation         President of Penske Corporation,
  17 Riverside Avenue                                                        1969 to present.
  Red Bank, NJ  07701-8640
--------------------------------------
* James D. Robinson, III               Chairman of the Board of Directors    Chairman and Chief Executive
                                       and Chief Executive Officer of        Officer of American Express Company
                                       American Express Company              from 1977 to present.

* Robert V. Roosa                      Partner, Brown Brothers, Harriman &   Partner, Brown Brothers, Harriman &
  59 Wall Street                       Co.                                   Co. from 1965 to present.
  New York, NY  10005
--------------------------------------
  G. Richard Thoman                    President and Chief Executive         President and Chief Executive
                                       Officer of American Express           Officer of American Express
                                       International, TRS                    International TRS from 1989 to
                                                                             present; President of International
                                                                             Group, TRS from 1985 to present;
                                                                             Executive Vice President of Finance
                                                                             and Planning, TRS from 1983  to 1985.

--------------------------------------
* Martha Redfield Wallace              President, Redfield Associates        President, Redfield Associates from
  435 East 52nd St.                                                          1983 to present, Director of the
  New York, NY  10022                                                        Henry Luce Foundation, Inc. from
                                                                             1967 to 1983.
--------------------------------------
* Rawleigh Warner                      Retired Chairman of the Board and     Retired Chairman of the Board and
  150 East 42nd St.                    Chief Executive Officer, Mobil        Chief Executive Officer Mobil
  New York, NY  10017                  Corporation                           Corporation from 1986 to present;
                                                                             Chairman of  the Board and Chief
                                                                             Executive   Officer,  Mobil Corporation
                                                                             from 1969 to 1986.







------------------
*        Director of American Express Company.


                                             Present                              Five Year
Name and Address                       Pricipal Occupation                   Employment History


* Joseph H. Williams                   Chairman and Chief Executive          Chairman and Chief Executive
  One Williams Center                  Officer, The Williams Companies       Officer, The Williams Companies
  Tulsa, OK  74172                                                           from 1979 to present
--------------------------------------







------------------
*        Director of American Express Company.

                                   APPENDIX B
In June 1986, American Express settled the administrative proceedings commenced by the Securities and Exchange Commission (the "Commission") following a two-year investigation which focused principally on certain reinsurance transactions entered into by the Fireman's Fund Insurance Company ("Fireman's Fund") (formerly a wholly-owned subsidiary of American Express), the reserve levels maintained by Fireman's Fund, Fireman's Fund's results of operations and their impact on the public reporting of financial results to American Express during the period being considered. Pursuant to the settlement, American Express filed on Form 8-K under the Exchange Act a copy of the Commission's order simultaneously instituting and settling the proceeding, agreed to comply with the reporting requirements of the Exchange Act and will include in all future Exchange Act filings that refer to 1981 to 1982 financial data a footnote describing the proceeding and its termination. Under the settlement, American Express and Fireman's Fund did not modify or alter any of their historical financial statements or prior filings. In its order, the Commission has expressed its opinion that certain reinsurance transactions were not accounted for in accordance with generally accepted accounting principles and therefore improperly increased American Express' and Fireman's Fund's pre-tax income during certain periods in 1981 and 1982. In the Commission's order, American Express stated that it and Fireman's Fund believed that the reinsurance transactions were accounted for properly and in accordance with industry practice. Under the settlement, the Commission did not make any findings of fact or any adjudication of fact or law. The Commission's opinion was based on allegations of the Commission's staff and other information available to the Commission. For purposes of settling the administrative proceeding, American Express neither admitted nor denied the staff's allegations and the Commission's conclusions.